# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Netcapital Inc., CIK 0001414767
CUSIP: 64113L202
Title of class of securities: Common stock, par value $0.001 per share
Address of issuer's principal executive offices: 1 Lincoln Street, Boston, Massachusetts (MA), 02111
Date of event which requires filing of this statement: 11/25/2025
Filed by CIK 0002081874
Persons authorized to receive notices and communications: Alexander Chase Deitch, 1050 Crown Pointe Parkway, Suite 500, Atlanta, Georgia (GA), 30338, 404-996-2817

## Reporting persons
- Strategic EP, LLC (CIK 0002081874): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 283,941; sole dispositive power 0; shared dispositive power 283,941; aggregate amount beneficially owned 283,941 (5.8% of the class)
  Comment: The amounts listed in rows 8, 10 and 11 and the percentage in row 13 are based on 4,917,889 shares of common stock, par value $0.001 per share, of the issuer (the ''Common Stock'') outstanding as of October 21, 2025, as disclosed in the issuer's Registration Statement on Form S-3 (File No. 333-290992), filed by the issuer with the U.S. Securities and Exchange Commission (the ''SEC'') on October 21, 2025 (the ''Registration Statement'').
- Alexander Chase Deitch: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF), working capital (WC); sole voting power 0; shared voting power 283,941; sole dispositive power 0; shared dispositive power 283,941; aggregate amount beneficially owned 283,941 (5.8% of the class)
  Comment: The amounts listed in rows 8, 10 and 11 and the percentage in row 13 are based on 4,917,889 shares of Common Stock outstanding as of October 21, 2025, as disclosed in the Registration Statement.

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.001 per share
Name of issuer: Netcapital Inc.
Address of issuer's principal executive offices: 1 Lincoln Street, Boston, Massachusetts (MA), 02111

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Strategic EP, LLC ("Strategic"), a Delaware limited liability company, and Alexander Chase Deitch, a United States citizen (collectively with Strategic, the "Reporting Persons" and each, a "Reporting Person").
Residence or business address: The principal business address of each of the Reporting Persons is 1050 Crown Pointe Parkway, Suite 500, Atlanta, GA 30338.
Present principal occupation or employment: The principal business of Strategic is to finance transactions in the private and capital markets. The principal business of Mr. Deitch is to manage Strategic.
Criminal convictions in the last five years: During the last five years, neither of the Reporting Persons, nor any managing member or other member of any Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither of the Reporting Persons, nor any managing member or other member of any Reporting Person, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 2(a) above for the Reporting Person's place of organization and citizenship, as applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On November 25, 2025 and on November 28, 2025, Strategic purchased an aggregate of 263,941 shares of Common Stock of the issuer and 20,000 shares of Common Stock of the issuer, respectively, in the open market for an aggregate of $218,086.66, the sources of which were working capital of Strategic.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the shares of Common Stock disclosed in this Statement on Schedule 13D (this "Schedule 13D") because they believe such acquisition represents an attractive investment opportunity and intend to encourage the issuer to enter into a high value accretive transaction in order to deliver additional value to the Company's stockholders. Each of the Reporting Persons intends to review Strategic's investments in the issuer on a continuing basis. Any actions that each of the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon their review of numerous factors, including, but not limited to: an ongoing evaluation of the issuer's business, financial condition, operations and prospects; price levels of the issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Each of the Reporting Persons may acquire additional securities of the issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, other than as described above, each of the Reporting Persons may engage in discussions with management, the board of directors of the issuer (the "Board") and other securityholders of the issuer and other relevant parties or encourage, cause or seek to cause the issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the issuer; or other material changes to the issuer's business or corporate structure, including changes in management or the composition of the Board. To facilitate their consideration of such matters, each of the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. Each of the Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D and have no intent or reserve any right with respect to any such matters.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See the responses to rows 11 and 13 on the cover pages of this Schedule 13D for each of the Reporting Persons. The aggregate percentages of shares of Common Stock reported owned by Strategic and Mr. Deitch is based upon 4,917,889 shares of Common Stock outstanding, as disclosed in the Registration Statement.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses to rows 7, 8, 9 and 10 on the cover pages of this Schedule 13D for each of the Reporting Persons.
Transactions in the class effected during the past sixty days: Except as set forth in Item 3 of this Schedule 13D, no Reporting Person has, to the best of each Reporting Person's knowledge, engaged in any transaction with respect to the shares of Common Stock of the issuer during the sixty days prior to the date of filing this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person, with respect to the securities of the issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 - Joint Filing Agreement, dated December 1, 2025.

## Signatures
- Strategic EP, LLC: /s/ Alexander Chase Deitch, Alexander Chase Deitch, Manager (12/01/2025)
- Alexander Chase Deitch: /s/ Alexander Chase Deitch, Alexander Chase Deitch (12/01/2025)